U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                               FORM 5

          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Marianne V. Pastor
129 Oakwood Drive
Stafford, VA 22554

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)


4.  Statement for Month/Year

     July/2001

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

     Director
 X   Officer - Title - Vice President
     10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

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1.  Title of Security

Williams Industries, Inc.  Common Stock

2.  Transaction Date (Month/Year)

    n/a

3.  Transaction Code

    Code
      J (purchases under employee stock purchase plan by weekly payroll deductions)

4.  Securities Acquired (A) or Disposed of (D)

       Amount    (A) or (D)    Price
       600           A         Varying market prices as determined
                               by employee stock purchase plan.


5.  Amount of Securities Beneficially Owned
    at End of the Issuer's Fiscal Year

    a. 23,400
    b.  5,100
    c.  3,000

6.  Ownership Form: Direct (D) or Indirect (I)

    a.  D
    b.  I
    c.  I

7.  Nature of Indirect Beneficial Ownership

    b. Owned by spouse
    c. Held in Trust for a Minor

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Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

    Options to Buy


2.  Conversion or Exercise Price of Derivative Security

    A. $3.875
    B. $3.875
    C. $3.34
    D. $3.34
    E. $2.78

3.  Transaction Date (Month/Year)

    A. Option granted - 1/22/99
    B. Option granted - 1/22/99
    C. Option granted - 1/21/00
    D. Option granted - 1/21/00
    E. Option granted - 1/19/01

4.  Transaction Code

    Code
    N/a

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    n/a

6.  Date Exercisable and Expiration Date (Month/Date/Year)

    A. 1/22/00 and 1/21/04
    B. 1/22/00 and 1/21/04
    C. 1/21/01 and 1/20/05
    D. 1/21/01 and 1/20/05
    E. 1/19/02 and 1/18/06


7.  Title and Amount of Underlying Securities

    Title - Williams Industries, Inc. Common Stock

    Amount or Number of Shares

    A. 2,500
    B. 1,000
    C. 1,000
    D. 1,000
    E. 1,000

8.  Price of Derivative Security

    n/a (awarded under incentive compensation plan)

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

    5 options as described herein

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

    A. D
    B. I
    C. D
    D. I
    E. D

11. Nature of Indirect Beneficial Ownership

    B,D. By Spouse

Signature

/s/  Marianne V. Pastor
Marianne V. Pastor